PROSPECTUS SUPPLEMENTFILED PURSUANT TO RULE 424(b)(3) and (c)

(TO PROSPECTUS DATED APRIL 25, 2013)REGISTRATION NO. 333-175144

$75,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS A PROMISSORY NOTES

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This prospectus supplement relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC of its Class A Notes.

This prospectus supplement (“Supplement”) is non-cumulative and should be read in conjunction with the prospectus dated April 25, 2013 as previously supplemented, a copy of which is to be delivered with this Supplement. This Supplement is not complete without, and is not to be considered delivered, unless it includes all of its prior amendments and supplements. The terms and conditions of the Offering and the Class A Notes are set forth in the prospectus.

APPOINTMENT OF INTERIM CEO

Effective November 12, 2013, the Company’s Board of Managers appointed Mr. James H. Overholt as the Company’s Interim Chief Executive Officer to serve for a period of six months. The Company and Mr. Overholt intend to enter into a mutually satisfactory Interim Services Agreement. With Mr. Overholt’s appointment, Mr. Van C. Elliott resigned as the Company’s Manager-in-Charge and Interim CEO effective as of November 15, 2013, and will continue to serve as Company Secretary and as a member of the Company’s Board.

Mr. Overholt, age 66, has over 30 years of senior executive experience in the financial services industry, having served in senior executive officer and senior leadership positions with a number of financial institutions and with both national and community based ministries and churches.

Since 2010, Mr. Overholt has served as Executive Pastor of Living Oaks Community Church, a Thousand Oaks, California based church. During the years 2006 through 2010, Mr. Overholt served as Chief Investment Officer, then later President and Chief Executive Officer at Strongtower Financial, a Fresno, California based broker dealer and investment advisory firm specializing in financial and advisory services to churches, ministries, and church related organizations. During the years 2000-2004, Mr. Overholt provided consulting services to financial services firms. He also served as Chief Financial Officer and Stewardship Pastor for two nationally recognized Southern California churches. In 2004, Mr. Overholt was appointed Executive Director and Chief Operating Officer of the Mission America Coalition, a national organization of over 500 Christian executives started by a small group of denominational leaders, including Rev. Billy Graham and Dr. William Bright. The Coalition has sponsored and promoted many national initiatives, including media initiatives such as the films “Fireproof” and “Chronicles of Narnia.”

Mr. Overholt began his career at Harris Bank, a Chicago based bank that merged with and into the Bank of Montreal. During his 18 year term with Harris Bank, Mr. Overholt supervised and managed the bank’s underwriting, its investment banking division, primary securities dealer and brokerage operations. After Harris Bank’s merger with the Bank of Montreal, Mr. Overholt was appointed to serve as the Managing Director and Chief Executive Officer of Wachovia Securities, where he consolidated that firm’s brokerage, capital markets, and marketing of insurance products, and helped launched a proprietary mutual fund. In 1994, Mr. Overholt joined Nationsbank (Atlanta) and was tasked with the responsibility of consolidating the bank’s brokerage and capital markets division into a full services broker dealer firm. In 1996, Mr. Overholt was named President and Chief Executive Officer of Great Western Financial’s securities affiliate, which at the time was one of the largest sellers of investment products in the U.S., and was subsequently named to the additional positions of CEO of their Insurance Company, and Capital Management Company.

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The date of this Supplement is December 9, 2013.